

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803
Israel

      Re: Wearable Devices Ltd.
          Amendment No. 2 to Post-Effective Amendment No. 1 to
          Registration Statement on Form F-1
          Filed February 17, 2023
          File No. 333-262838

Dear Asher Dahan:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2022 letter.

Amendment No. 2 to Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Risk Factors
Alpha and other investors in the April 2021 financing may be entitled to additional Ordinary Shares..., page 26

1.   We note your response to prior comment 1. Please expand your disclosure to include the extent of the dilution your shareholders will experience as a result of the additional securities to be issued. If you believe you cannot calculate these amounts, please tell us in detail why you are unable to do so and what information is unknown at this time.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Oded Har-Even